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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
              OF SMALL BUSINESS ISSUERS Under section 12(b) or (g)
                     of The Securities Exchange Act of 1934

                         OPTIMUM INTERACTIVE (USA) LTD.
                 (Name of Small Business Issuer in its charter)

          DELAWARE                                              N/A
(State or other jurisdiction of                              (IRS Employer
 incorporation or organization)                        Identification Number)

               30 West 61st Street, Suite 25E, New York, NY 10023
             (Address of principal executive offices and Zip Code)

         Issuer's telephone number, including area code: (646) 226-2212

     Securities to be registered pursuant to Section 12(b) of the Act: None

        Securities to be registered pursuant to Section 12(g) of the Act:

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                                (Title of Class)

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                   OPTIMUM INTERACTIVE (USA) LTD. - FORM 10-SB

Table of Contents                                                        Page
                                     Part I

Item 1.  Description of Business............................................3

Item 2.  Management's Discussion and Analysis or Plan of Operation..........8

Item 3.  Description of Property............................................9

Item 4.  Security Ownership of Certain Beneficial Owners and Management.....9

Item 5.  Directors, Executive Officers, Promoters and Control Persons......10

Item 6.  Executive Compensation............................................11

Item 7.  Certain Relationships and Related Transactions....................11

Item 8.  Description of Securities.........................................11

                                     Part II

Item 1.  Market Price of and Dividends on the Registrant's Common
         Equity and Related Stockholder Matters............................12

Item 2.  Legal Proceedings.................................................13

Item 3.  Changes in and Disagreements with Accountants.....................13

Item 4.  Recent Sales of Unregistered Securities...........................14

Item 5.  Indemnification of Directors and Officers.........................14

                                    Part F/S

Financial Statements.......................................................15

                                    Part III

Item 1.  Index to Exhibits.................................................16

Item 2.  Description of Exhibits...........................................16

Signatures.................................................................16

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                                     PART I

ITEM 1. DESCRIPTION OF BUSINESS

Optimum Interactive (USA) Ltd. (hereinafter "The Company"), a development stage company, was incorporated on May 20, 1996 under the laws of the State of Delaware. The Company's business plan was to develop educational software for the PC market with the intent to develop and market educational products and related proprietary content dedicated to making learning effective and engaging. The Company's plan was to focus on products to help toddlers through 4th graders learn age and skill appropriate subject matter.

The Company's Articles of Incorporation provides for authorized capital of fifty million shares (50,000,000) of which all are $0.001 par value Common Stock.

The Company was unable to raise enough capital to finance the research and development of its educational software. After other efforts to develop the business failed, all efforts were abandoned in December 2004.

The Company then began to consider and investigate potential business opportunities. The Company is considered a development stage company and its principal business purpose now is to locate and consummate a merger or acquisition with a private entity. Because of the Company's current status having limited assets and no recent operating history, in the event the Company does successfully acquire or merge with an operating business opportunity, it is likely that the Company's present shareholders will experience substantial dilution and there will be a probable change in control of the Company.

The Company has never engaged in an active trade or business and has never been able to move beyond the development stage since inception.

The Company is voluntarily filing its registration statement on Form 10-SB in order to make information concerning itself more readily available to the public. Management believes that being a reporting company under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), could provide a prospective merger or acquisition candidate with additional information concerning the Company. In addition, management believes that this might make the Company more attractive to an operating business opportunity as a potential business combination candidate. When the registration statement becomes effective, the Company will be obligated to file with the Commission certain interim and periodic reports including an annual report containing audited financial statements. The Company intends to continue to voluntarily file these periodic reports under the Exchange Act even if its obligation to file such reports is suspended under applicable provisions of the Exchange Act.

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Any target acquisition or merger candidate of the Company will become subject to the same reporting requirements as the Company upon consummation of any such business combination. Thus, in the event that the Company successfully completes an acquisition or merger with another operating business, the resulting new business must provide audited financial statements for at least the two most recent fiscal years or, in the event that the combined operating business has been in business less than two years, audited financial statements will be required from the period of inception of the target acquisition or merger candidate.

The Company's principal executive offices are located at: 30 West 61st Street, Suite 25E, New York, NY 10023.

Business of Issuer

The Company has no recent operating history and no representation is made, nor is any intended, that the Company will be able to carry on future business activities successfully. Further, there can be no assurance that the Company will have the ability to acquire or merge with an operating business, business opportunity or property that will be of material value to the Company.

Management plans to investigate, research and, if justified, potentially acquire or merge with one or more businesses or business opportunities. The Company currently has no commitment or arrangement, written or oral, to participate in any business opportunity and management cannot predict the nature of any potential business opportunity it may ultimately consider. Management will have broad discretion in its search for and negotiations with any potential business or business opportunity.

SOURCES OF BUSINESS OPPORTUNITIES
---------------------------------

The Company intends to use various sources in its search for potential business opportunities including its officers and directors, consultants, special advisors, securities broker-dealers, venture capitalists, members of the financial community and others who may present management with unsolicited proposals. Because of the Company's lack of capital, it may not be able to retain a fee based professional firm specializing in business acquisitions and reorganizations. Rather, the Company will most likely have to rely on outside sources, not otherwise associated with the Company, that will accept their compensation only after the Company has finalized a successful acquisition or merger.

Other than the Company's officers and directors and legal counsel, the Company has not yet engaged any outside consultants for the purpose of searching for potential business opportunities. The Company has also engaged support staff to assist in the filing of this Form 10SB and will continue to engage administrative and other staff on an as-needed basis. The Company does not intend to restrict its search to any specific kind of industry or business. The Company may investigate and ultimately acquire a venture that is in its preliminary or development stage, is already in operation, or in various stages of its corporate existence and development.

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Management cannot predict at this time the status or nature of any venture in which the Company may participate. A potential venture might need additional capital or merely desire to have its shares publicly traded. The most likely scenario for a possible business arrangement would involve the acquisition of, or merger with, an operating business that does not need additional capital, but which merely desires to establish a public trading market for its shares.

Management believes that the Company could provide a potential public vehicle for a private entity interested in becoming a publicly held corporation without the time and expense typically associated with an initial public offering.

EVALUATION
----------

Once the Company has identified a particular entity as a potential acquisition or merger candidate, management will seek to determine whether acquisition or merger is warranted or whether further investigation is necessary. Such determination will generally be based on management's knowledge and experience, or with the assistance of outside advisors and consultants evaluating the preliminary information available to them. Management may elect to engage outside independent consultants to perform preliminary analysis of potential business opportunities. However, because of the Company's lack of capital it may not have the necessary funds for a complete and exhaustive investigation of any particular opportunity. Management will not devote full time to finding a merger candidate, and will continue to engage in outside unrelated activities, and anticipates devoting no more than an average of five (5) hours weekly to such undertaking. In evaluating such potential business opportunities, the Company will consider, to the extent relevant to the specific opportunity, several factors including potential benefits to the Company and its shareholders; working capital, financial requirements and availability of additional financing; history of operation, if any; nature of present and expected competition; quality and experience of management; need for further research, development or exploration; potential for growth and expansion; potential for profits; and other factors deemed relevant to the specific opportunity.

Because the Company has not located or identified any specific business opportunity as of the date hereof, there are certain unidentified risks that cannot be adequately expressed prior to the identification of a specific business opportunity. There can be no assurance following consummation of any acquisition or merger that the business venture will develop into a going concern or, if the business is already operating, that it will continue to operate successfully. Many of the potential business opportunities available to the Company may involve new and untested products, processes or market strategies, which may not ultimately prove successful.

FORM OF POTENTIAL ACQUISITION OR MERGER
---------------------------------------

Presently, the Company cannot predict the manner in which it might participate in a prospective business opportunity. Each separate potential opportunity will be reviewed and, upon the basis of that review, a suitable legal structure or method of participation will be chosen. The particular manner in which the Company participates in a specific business opportunity will depend upon the nature of that opportunity, the respective needs and desires of the Company and management of the opportunity, and the relative negotiating strength of the

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parties involved. Actual participation in a business venture may take the form of an asset purchase, lease, joint venture, license, partnership, stock purchase, reorganization, merger or consolidation. The Company may act directly or indirectly through an interest in a partnership, corporation, or other form of organization, however, the Company does not intend to participate in opportunities through the purchase of minority stock positions.

Because of the Company's current status and its concomitant lack of significant assets or relevant operating history, it is likely that any potential merger or acquisition with another operating business will require substantial dilution of the Company's existing shareholders. There will probably be a change in control of the Company, with the incoming owners of the targeted merger or acquisition candidate taking over control of the Company. Management has not established any guidelines as to the amount of control it will offer to prospective business opportunity candidates, since this issue will depend to a large degree on the economic strength and desirability of each candidate, and correspondent ending relative bargaining power of the parties. However, management will endeavor to negotiate the best possible terms for the benefit of the Company's shareholders as the case arises.

Management does not have any plans to borrow funds to compensate any persons, consultants, promoters, or affiliates in conjunction with its efforts to find and acquire or merge with another business opportunity. Management does not have any plans to borrow funds to pay compensation to any prospective business opportunity, or shareholders, management, creditors, or other potential parties to the acquisition or merger. In either case, it is unlikely that the Company would be able to borrow significant funds for such purposes from any conventional lending sources. In all probability, a public sale of the Company's securities would also be unfeasible, and management does not contemplate any form of new public offering at this time. In the event that the Company does need to raise capital, it would most likely have to rely on the private sale of its securities. Such a private sale would be subject to available exemptions, if any applies. However, no private sales are contemplated by the Company's management at this time. If a private sale of the Company's securities is deemed appropriate in the future, management will endeavor to acquire funds on the best terms available to the Company. However, there can be no assurance that the Company will be able to obtain funding when and if needed, or that such funding, if available, can be obtained on terms reasonable or acceptable to the Company. Although not presently anticipated by management, there is a possibility that the Company might sell its securities to its management or affiliates.

In the event of a successful acquisition or merger, a finder's fee, in the form of cash or securities of the Company, may be paid to persons instrumental in facilitating the transaction. The Company has not established any criteria or limits for the determination of a finder's fee, although most likely an appropriate finder's fee will be negotiated between the parties, including the potential business opportunity candidate, based upon economic considerations and reasonable value as estimated and mutually agreed at that time. A finder's fee would only be payable upon completion of the proposed acquisition or merger in the normal case, and management does not contemplate any other arrangement at this time. Management has not actively undertaken a search for, nor retention of, any finder's fee arrangement with any person. It is possible that a potential merger or acquisition candidate would have its own finder's fee

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arrangement, or other similar business brokerage or investment banking arrangement, whereupon the terms may be governed by a pre-existing contract; in such case, the Company may be limited in its ability to affect the terms of compensation, but most likely the terms would be disclosed and subject to approval pursuant to submission of the proposed transaction to a vote of the Company's shareholders. Management cannot predict any other terms of a finder's fee arrangement at this time. It would be unlikely that a finder's fee payable to an affiliate of the Company would be proposed because of the potential conflict of interest issues. If such a fee arrangement was proposed, independent management and directors would negotiate the best terms available to the Company so as not to compromise the fiduciary duties of the affiliate in the proposed transaction, and the Company would require that the proposed arrangement would be submitted to the shareholders for prior ratification in an appropriate manner.

Management does not contemplate that the Company would acquire or merge with a business entity in which any affiliates of the Company have an interest. Any such related party transaction, however remote, would be submitted for approval by an independent quorum of the Board of Directors and the proposed transaction would be submitted to the shareholders for prior ratification in an appropriate manner. None of the Company's managers, directors, or other affiliated parties have had any contact, discussions, or other understandings regarding any particular business opportunity at this time, regardless of any potential conflict of interest issues. Accordingly, the potential conflict of interest is merely a remote theoretical possibility at this time.

RIGHTS OF SHAREHOLDERS
----------------------

It is presently anticipated by management that prior to consummating a possible acquisition or merger, the Company will seek to have the transaction ratified by shareholders in the appropriate manner. Most likely, this would require a general or special shareholder's meeting called for such purpose, wherein all shareholders would be entitled to vote in person or by proxy. In the notice of such a shareholder's meeting and proxy statement, the Company will provide shareholders complete disclosure documentation concerning a potential acquisition of merger candidate, including financial information about the target and all material terms of the acquisition or merger transaction.

COMPETITION
-----------

Because the Company has not identified any potential acquisition or merger candidate, it is unable to evaluate the type and extent of its likely competition. The Company is aware that there are several other public companies with only nominal assets that are also searching for operating businesses and other business opportunities as potential acquisition or merger candidates. The Company will be in direct competition with these other public companies in its search for business opportunities and, due to the Company's lack of funds, it may be difficult to successfully compete with these other companies.

As of the date hereof, the Company does not have any employees and has no plans for retaining employees until such time as the Company's business warrants the expense, or until the Company successfully acquires or merges with an operating business. The Company may find it necessary to periodically hire part-time clerical help on an as-needed basis.

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FACILITIES
----------

The Company's principal place of business is 30 West 61st Street, Suite 25E, New York, NY 10023. A major shareholder of the Company provides office space in a commercial property leased by him free of charge. It is contemplated that at such future time as an acquisition or merger transaction may be completed, the Company will secure its own commercial office space from which it will conduct its business.
Until such an acquisition or merger, the Company lacks any basis for determining the kinds of office space or other facilities necessary for its future business. The Company has no current plans to secure such commercial office space. It is also possible that a merger or acquisition candidate would have adequate existing facilities upon completion of such a transaction, and the Company's principal offices may be transferred to such existing facilities.

INDUSTRY SEGMENTS
-----------------

No information is presented regarding industry segments. The Company is presently a development stage company seeking a potential acquisition of or merger with a yet to be identified business opportunity. Reference is made to the statements of income included herein in response to Part F/S of this Form 10-SB, for a report of the Company's operating history for the past two fiscal years.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

OVERVIEW
--------

The Company is considered a development stage company with limited assets and capital and with no operations or income since inception. The costs and expenses associated with the preparation and filing of this registration statement and other operations of the Company have been paid for by loans from the President of the Company (see Item 4, Security Ownership of Certain Beneficial Owners and Management). It is anticipated that the Company will require only nominal capital to maintain the corporate viability of the Company and the necessary funds will most likely be provided by the Company's existing shareholders or its officers and directors in the immediate future. However, unless the Company is able to facilitate an acquisition of or merger with an operating business or is able to obtain significant outside financing, there is substantial doubt about its ability to continue as a viable corporation.

In the opinion of management, inflation has not and will not have a material effect on the operations of the Company until such time as the Company successfully completes an acquisition or merger. At that time, management will evaluate the possible effects of inflation on the Company as it relates to its business and operations following a successful acquisition or merger.

PLAN OF OPERATION
-----------------

During the next twelve months, the Company will actively seek out and investigate possible business opportunities with the intent to acquire or merge with one or more business ventures. In its search for business opportunities, management will follow the procedures outlined in Item I above. Because the Company lacks finds, it may be necessary for the officers and directors to either advance funds to the Company or to incur expenses until such time as a successful business consolidation can be made. Management intends to hold

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expenses to a minimum and to obtain services on a contingency basis when possible. Further, the Company's President and sole Director will defer payment of all accrued compensation until such time as an acquisition or merger can be accomplished and will strive to have the business opportunity provide his remuneration. However, if the Company engages outside advisors or consultants in its search for business opportunities, it may be necessary for the Company to attempt to raise additional funds.

As of the date hereof, the Company has engaged its officers and directors and legal counsel to assist in the search for business opportunities. The Company has not made any arrangements or definitive agreements to use outside advisors or consultants or to raise any capital. In the event the Company does need to raise capital most likely the only method available to the Company would be the private sale of its securities. Because of the nature of the Company as a development stage company, it is unlikely that it could make a public sale of securities or be able to borrow any significant sum, from either a commercial or private lender. There can be no assurance that the Company will be able to obtain additional funding when and if needed, or that such funding, if available, can be obtained on terms acceptable to the Company.

The Company does not intend to use any employees, with the possible exception of part-time clerical assistance on an as-needed basis. Outside advisors or consultants will be used only if they can be obtained for minimal cost or on a deferred payment basis. Management is confident that it will be able to operate in this manner and to continue its search for business opportunities during the next twelve months.

ITEM 3.  DESCRIPTION OF PROPERTY

The information required by this Item 3 is not applicable to this Form 10-SB due to the fact that the Company does not own or control any material property.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information, to the best knowledge of the Company as of September 28, 2005, with respect to each person known by the Company to own beneficially more than 5% of the Company's outstanding Common Stock, each director of the Company and all directors and officers of the Company as a group.

Name and Address                            Amount and Nature of       Percent
Beneficial Owner                            Beneficial Ownership       of Class

Berlin Capital Investments, Inc. (1)          2,703,333                   29.1%
702-777 Hornby Street
Vancouver, BC  V6Z 1S2

Aurora Capital Group, Ltd. (2)                5,406,667                   58.1%
30 West 61st Street, Suite 25E
New York, NY 10023


(1) Thomas Braun, former President of the Company is President and Mr. Braun's Family Trust is a majority shareholder of Berlin Capital Investments, Inc.

(2) Moshin Mordechai, the Company's President, is the President, sole director and sole shareholder of Aurora Capital Group, Ltd.


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ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The Directors and Executive Officers of the Company and their respective ages are as follows:

NAME                AGE          POSITION

Moshin Mordechai    31           President, Treasurer, Secretary, Director

All directors hold office until the next annual meeting of stockholders and until their successors have been duly elected and qualified. There are no agreements with respect to the election of directors. The Company has not compensated its directors for service on the Board of Directors or any committee thereof. As of the date hereof, no director has accrued any expenses or compensation. Officers are appointed annually by the Board of Directors and each executive officer serves at the discretion of the Board of Directors. The Company does not have any standing committees at this time.

No director, Officer, affiliate or promoter of the Company has, within the past five years, filed any bankruptcy petition, been convicted in or been the subject of any pending criminal proceedings, or is any such person the subject or any order, judgment or decree involving the violation of any state or federal securities laws.

The business experience of the person listed above during the past five years is as follows:

Moshin Mordechai
PRESIDENT, TREASURER, SECRETARY AND SOLE DIRECTOR
-------------------------------------------------

Moshin Mordechai is a concept engineer with 9 years of experience in research and development which includes: defining implementation strategies by taking inputs from Clients and marketing and delivering detailed spec to the engineers; experience in communication with ASIC based systems and Microprocessor based systems; and software development in Real-Time and non Real-Time

Since 2000 Mr. Mordechai has been a concept engineer with Infineon Technologies Savan in Isreal. His projects have included concept definition for the AAL2 blocks in the EasyPort chip (IAD), which includes preparation of detailed target specification; verification concept and software/firmware concepts and data sheet for the hardware and software blocks (based on ARC system with MIPS 5KC as host). His work involves frequent traveling and communication with international clients and constant contact with marketing and AE groups.

Mr. Mordechai has not been involved in the past five years in any legal proceedings described in Item 401(d) of Regulation S-B and has no previous blank check company experience.


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ITEM 6. EXECUTIVE COMPENSATION

The Company has not had a bonus, profit sharing, or deferred compensation plan for the benefit of its employees, officers or directors. The Company has not paid any other salaries or other compensation above $100,000 to its officers, directors or employees since inception. Further, the Company has not entered into an employment agreement with any of its officers, directors or any other persons and no such agreements are anticipated in the immediate future. It is intended that the Company's directors will defer any further compensation until such time as an acquisition or merger can be accomplished and will strive to have the business opportunity provide their remuneration. The Company has not accrued any officer compensation.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

This item is not applicable.

ITEM 8. DESCRIPTION OF SECURITIES

CAPITAL STOCK
-------------

The Company is authorized to issue fifty million(50,000,000) shares of Common Stock. As of September 28, 2005 there were 9,301,100 shares outstanding held of record by 58 stockholders. The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the holders of Common Stock.

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Holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefore. In the event of a liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably all assets remaining after payment of liabilities. Holders of Common Stock have no preemptive or subscription rights, and there are no redemption or conversion rights with respect to such shares. All outstanding shares of Common Stock are fully paid and non-assessable.

TRANSFER AGENT AND REGISTRAR
----------------------------

The transfer agent and registrar for the Company's Island Stock Transfer of 100 First Avenue South, Suite 212, St. Petersburg, Florida 33701.

                                     PART II

ITEM 1. MARKET PRICE FOR COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

No shares of the Company's Common Stock have previously been registered with the Securities and Exchange Commission (the "Commission") or any state securities agency or authority. The Company's common shares are currently quoted on the National Quotation Bureau's Pink Sheets ("Pink Sheets") under the stock symbol OTMI.

The Company intends to make application to the NASD for the Company's shares to be quoted on the OTC Bulletin Board. The application to the NASD will be made during the commission comment period for this Form 10-SB. The Company's application to the NASD will consist of current corporate information, financial statements and other documents required by Rule 15c211 of the Securities Exchange Act of 1934, as amended. Inclusion on the OTC Bulletin Board permits price quotation for the Company's shares to be published by such service.

The Company's Common Stock is traded in the Pink Sheets, and are subject to the provisions of Section 15(g) and Rule 15g-9 of the Securities Exchange Act of 1934, as amended (the 'Exchange Act"), commonly referred to as the "penny stock" rule. Section 15(g) sets forth certain requirements for transactions in penny stocks and Rule 15g9(d)(1) incorporates the definition of penny stock as that used in Rule 3a5l-l of the Exchange Act. The Commission generally defines penny stock to be any equity security that has a market price less than $5.00 per share, subject to certain exceptions. Rule 3a5l-l provides that any equity security is considered to be a penny stock unless that security is: registered and traded on a national securities exchange meeting specified criteria set by the Commission; authorized for quotation on the NASDAQ Stock Market; issued by a registered investment company; excluded from the definition on the basis of price (at least $5.00 per share) or the issuer's net tangible assets; or exempted from the definition by the Commission. If the Company's shares are deemed to be a penny stock, trading in the shares will be subject to additional sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and accredited investors, generally persons with assets in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 together with their spouse. For transactions covered by these rules, broker-dealers must make a special suitability determination for the purchase of such securities and must have received the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a

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penny stock, unless exempt, the rules require the delivery, prior to the first transaction, of a risk disclosure document relating to the penny stock market. A broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, and current quotations for the securities. Finally, monthly statements must be sent disclosing recent price information for the penny stocks held in the account and information on the limited market in penny stocks. Consequently, these rules may restrict the ability of broker dealers to trade and/or maintain a market in the Company's Common Stock and may affect the ability of shareholders to sell their shares.

At September 28, 2005 there were 58 holders of record of the Company's Common Stock and the Company has issued and outstanding 9,301,100 shares of Common Stock. Of these shares 1,101,100 are free trading and 8,200,000 are restricted. The restricted shares were issued subject to Rule 144 and may not be sold and/or transferred without further registration under the Act or pursuant to an applicable exemption. In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned restricted shares of the Company for at least one year, including any person who may be deemed to be an "affiliate" of the Company (as the term "affiliate" is defined under the Act), is entitled to sell, within any three-month period, an amount of shares that does not exceed the greater of (i) the average weekly trading volume in the Company's common stock during the four calendar weeks preceding such sale, or (ii) 1 % of the shares then outstanding. A person who is not deemed to be an "affiliate" of the Company and who has held restricted shares for at least three years would be entitled to sell such shares without regard to the resale limitations of Rule 144.

On January 21, 2000, in response to a request from the NASD Regulation staff, the Division of Corporation Finance of the SEC issued a staff interpretation on the free trading status of securities initially issued by blank check companies in a number of factual scenarios. Richard Wulff, Chief of the Office of Small Business, opined that in the several scenarios put forward by the NASD, the blank check Issuer would not be able to rely upon the availability of Rule 144 or Section 4(1) of the Securities Act, and the shares issued by the blank check company would not be freely tradeable without registration under the Securities Act. Further information may be found in the NASD Notice to Members 00-49.

DIVIDEND POLICY
---------------

The Company has not declared or paid cash dividends or made distributions in the past, and the Company does not anticipate that it will pay cash dividends or make distributions in the foreseeable future. The Company currently intends to retain and reinvest future earnings, if any, to finance its operations.

ITEM 2. LEGAL PROCEEDINGS

The Company is currently not a party to any material pending legal proceedings and no such action by, or to the best of its knowledge, against the Company has been threatened.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

None.

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ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

There have been no sales of unregistered securities of the Company in the last three years.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Delaware General Corporation Law ("Delaware Law") permits the indemnification of officers, directors, and other corporate agents under certain circumstances and subject to certain limitations. The Registrant's Articles of Incorporation and Bylaws provide that the Registrant shall indemnify its directors, officers, employees and agents to the full extent permitted by Delaware Law. In addition, the Registrant has entered into separate indemnification agreements with its directors and officers which require the Registrant, among other things, to indemnify them against certain liabilities which may arise by reason of their status or service (other than liabilities arising from willful misconduct of a culpable nature). These indemnification provisions may be sufficiently broad to permit indemnification of the Registrant's officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act of 1933, as amended (the "Securities Act").

At present, there is no pending litigation or proceeding involving a director, officer, employee or other agent of the Registrant in which indemnification is being sought nor is the Registrant aware of any threatened litigation that my result in a claim for indemnification by any director, officer, employee or other agent of the Registrant

                                    PART F/S

FINANCIAL STATEMENTS

The Company's financial statements for the years ended December 31, 2004 and 2003, have been examined to the extent indicated in the reports by John A. Braden & Company, P.C., and have been prepared in accordance with the standards of the Public Company Accounting Oversight Board (United States) and pursuant to Regulation S-B as promulgated by the Securities and Exchange Commission and are included herein, on the following pages in response to Part F/S of this Form 10-SB.

INDEX TO FINANCIAL STATEMENTS

Report of Independent Auditors............................................F-1

Balance Sheet.............................................................F-2

Statement of Operations...................................................F-3

Statement of Stockholder's Equity.........................................F-4

Statement of Cash Flows...................................................F-5

Notes of Financial Statements.............................................F-6

INDEPENDENT AUDITOR'S REPORT


             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



TO THE DIRECTORS AND STOCKHOLDERS OF OPTIMUM INTERACTIVE (USA) LTD.


We have audited the accompanying balance sheet of Optimum Interactive (USA) Ltd. ((a Delaware corporation in the development stage) ("the Company") as of December 31, 2004, and the related statements of operations, changes in stockholders' equity and cash flows for the years ended December 31, 2004 and 2003, and for the period from May 20, 1996 (inception) to December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

Except as discussed in the following paragraph, we conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The directors of the Company from the period of May 26, 1996 to December 31, 2000 have represented to us that the books and records for this period no longer exist. As a result we are unable to satisfy ourselves as to the yearly amounts presented in the statement of changes in stockholders' equity for the periods from May 26, 1996 through December 31, 2000. We have also been able to satisfy ourselves regarding the cumulative amounts for that period by other means.

Because of the matter discussed in the preceding paragraph, the scope of our work was not sufficient to enable us to express, and we do not express, an opinion on the yearly amounts shown in the statement of changes in stockholders equity for the periods from May 26, 1996 through December 31, 2000.

In our opinion, except for the effects of such adjustments, if any, as might have been determined to be necessary has we been able to examine evidence regarding financial activity of the Company from the date of inception (May 26, 1996) to December 31, 2000, the financial statements referred to above present fairly, in all material respects, the financial position of Optimum Interactive
(USA) Ltd at December 31, 2004, and the related results of their operations and cash flows for the years ended December 31, 2004 and December 31, 2003, and for the period from May 20, 1996 (inception) to December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As shown in the financial statements, the Company had no operations during the years ended December 31, 2001 through December 31, 2004, and is in the development stage and has not commenced operations. As discussed in Note 1 to the financial statements the Company's ability to continue as a going concern is dependent upon its ability to develop additional sources of capital, and / or achieve profitable operations. These factors, among others raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



/s/ John A. Braden & Company, PC
--------------------------------

Houston, Texas
August 10, 2005

                          OPTIMUM INTERACTIVE (USA) LTD
                          (A DEVELOPMENT STAGE COMPANY)
                                  BALANCE SHEET
                             AS OF DECEMBER 31, 2004
________________________________________________________________________________

                                                              DECEMBER 31, 2004
                                                              ------------------
ASSETS

CURRENT ASSETS
      Cash and cash equivalents                                   $       0

                                                                  ---------
         Total current assets                                             0

NONCURRENT ASSETS
      Property, plant and equipment, net                                  0

                                                                  ---------
TOTAL ASSETS                                                      $       0
                                                                  =========

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
      Accounts payable                                            $       0
                                                                  ---------
         Total current liabilities                                        0

Long-term payable                                                         0

STOCKHOLDERS' EQUITY
      Common stock, $0.001 par value per
      share, 50,000,000 shares authorized ,
      9,301,100 outstanding                                           9,301
      Additional paid-in capital                                    284,450
      Accumulated deficit                                          (293,751)

                                                                  ---------
Total stockholders' equity (deficit)                                      0

                                                                  ---------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                        $       0
                                                                  =========


     The accompanying notes are an integral part of the financial statements


                               OPTIMUM INTERACTIVE (USA) LTD
                               (A DEVELOPMENT STAGE COMPANY)
                                 STATEMENTS OF OPERATIONS
_____________________________________________________________________________________________

                                                                             CUMULATIVE FROM
                                                       FOR THE YEARS          MAY 20, 1996
                                                           ENDED               (INCEPTION)
                                                        DECEMBER 31,          TO DECEMBER 31,
                                                   2004             2003           2004
                                                ----------      ----------      ----------
REVENUES                                        $       0       $       0       $       0

COST OF SALES                                          (0)             (0)             (0)
                                                ----------      ----------      ----------

                                                        0               0               0

Other operating expenses                                0               0               0
Sales, general and administrative expenses              0               0         293,751
                                                ----------      ----------      ----------

OPERATING LOSS                                          0               0        (293,751)

OTHER INCOME (EXPENSE)

Interest income (expense), net                          0               0               0
Other income (expense), net                             0               0               0
                                                ----------      ----------      ----------

(LOSS) INCOME BEFORE TAX                                0               0        (293,751)

INCOME TAX                                              0               0               0
                                                ----------      ----------      ----------

NET (LOSS) INCOME                               $       0       $       0       $(293,751)
                                                ==========      ==========      ==========



          The accompanying notes are an integral part of the financial statements


                                                   OPTIMUM INTERACTIVE (USA) LTD
                                                   (A DEVELOPMENT STAGE COMPANY)
                                           STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
_________________________________________________________________________________________________________________
                                                                         ADDITIONAL
                                                  COMMON STOCK            PAID-IN        RETAINED
                                              SHARES        AMOUNT        CAPITAL         DEFICIT          TOTAL
                                              ------        ------        -------         -------          -----
                                            ( 000'S)
   Balance May 20, 1996 ............*              0      $       0      $       0               0       $      0

Initial capital contribution........*          9,000          9,000        134,201             (0)        143,201

Stock issued in private placement,
   net of offering costs ...........*            301            301        150,249             (0)        150,550

Net loss ........ ............... ..*             --              0              0        (293,751)      (293,751)
                                           ----------     ----------     ----------      ----------     ----------

   Balance December 31, 1996........*          9,301      $   9,301      $ 284,450        (293,751)     $       0
                                           ==========     ==========     ==========      ==========     ==========
Net loss ...........................*             --             --             --             (0)             (0)
                                           ----------     ----------     ----------      ----------     ----------

   Balance December 31, 1997........*          9,301      $   9,301      $ 284,450        (293,751)     $       0
                                           ==========     ==========     ==========      ==========     ==========

Net loss ...........................*             --             --             --             (0)             (0)
                                           ----------     ----------     ----------      ----------     ----------

   Balance December 31, 1998........*          9,301      $   9,301      $ 284,450        (293,751)     $       0
                                           ==========     ==========     ==========      ==========     ==========

Net loss ...........................*             --             --             --             (0)             (0)
                                           ----------     ----------     ----------      ----------     ----------

   Balance December 31, 1999........*          9,301      $   9,301      $ 284,450        (293,751)     $       0
                                           ==========     ==========     ==========      ==========     ==========

Net loss ...........................*             --             --             --             (0)             (0)
                                           ----------     ----------     ----------      ----------     ----------

   Balance December 31, 2000........*          9,301      $   9,301      $ 284,450        (293,751)     $       0
                                           ==========     ==========     ==========      ==========     ==========

Net loss ............................             --             --             --             (0)             (0)
                                           ----------     ----------     ----------      ----------     ----------

   Balance December 31, 2001 ........          9,301      $   9,301      $ 284,450        (293,751)     $       0
                                           ==========     ==========     ==========      ==========     ==========

Net loss ............................             --             --             --             (0)             (0)
                                           ----------     ----------     ----------      ----------     ----------

   Balance December 31, 2002 ........          9,301      $   9,301      $ 284,450        (293,751)     $       0
                                           ==========     ==========     ==========      ==========     ==========

Net loss ............................             --             --             --             (0)             (0)
                                           ----------     ----------     ----------      ----------     ----------

   Balance December 31, 2003 ........          9,301      $   9,301      $ 284,450        (293,751)     $       0
                                           ==========     ==========     ==========      ==========     ==========

Net loss ............................             --             --             --             (0)             (0)
                                           ----------     ----------     ----------      ----------     ----------

   Balance December 31, 2004 ........          9,301      $   9,301      $ 284,450        (293,751)     $       0
                                           ==========     ==========     ==========      ==========     ==========


   * yearly amounts unaudited

                         The accompanying notes are an integral part of the financial statements


                                    OPTIMUM INTERACTIVE (USA) LTD
                                    (A DEVELOPMENT STAGE COMPANY)
                                      STATEMENTS OF CASH FLOWS
_______________________________________________________________________________________________

                                                                               CUMULATIVE FROM
                                                         FOR THE YEARS          MAY 20, 1996
                                                             ENDED               (INCEPTION)
                                                          DECEMBER 31,          TO DECEMBER 31,
                                                      2004            2003           2004
                                                   ----------     ----------      ---------
CASH USED IN OPERATING ACTIVITIES:
       Net (loss) income from continuing
       operations for the period                   $       0      $       0      $(293,751)
       Adjustments to reconcile net loss from
       continuing operations to net cash in
       operating activities:                               0              0              0
       Changes in assets and liabilities:                  0              0              0

                                                                                         0
CASH PROVIDED BY FINANCING ACTIVITIES:                     0              0              0
       Proceeds from sale of common stock:                 0              0        293,751

CASH USED IN INVESTING ACTIVITY:                           0              0              0

INCREASE (DECREASE) IN CASH:                               0              0              0

CASH, AT THE BEGINNING OF THE PERIOD                       0              0

                                                   ----------     ----------      ---------
CASH, AT THE END OF THE PERIOD                     $       0      $       0      $       0
                                                   ==========     ==========     ==========

SUPPLEMENTAL CASH FLOW DISCLOSURES:
INCOME TAX PAID                                    $       0      $       0      $       0
                                                   ==========     ==========     ==========

INTEREST PAID                                      $       0      $       0      $       0
                                                   ==========     ==========     ==========


               The accompanying notes are an integral part of the financial statements

1.     NATURE OF BUSINESS


       Optimum Interactive (USA) Ltd ("the Company" or "Optimum") is a Delaware Corporation founded on May 20, 1996. The primary business activities of the Company was to develop and market educational products and related proprietary content, dedicated to making learning effective and engaging. There has been no operations of the Company since 1999. Company management is currently seeing a new business to acquire or merge.

       Optimum is registered at the following address: 1220 N. Market Street, Suite 808 Wilmington, DE 19801

       The principal operating office of the Company is 30 West 61st Street, Suite 25E, New York, NY 10023.

       At December 31, 2004, 96% of the Company is owned by Nexgen Holding, Inc. On April 25, 2005, Nexgen Holdings, Inc. sold 60% of its holdings to Aurora Capital Group, Ltd and 30% of its holdings to Berlin Capital Investments. These financial statements do not include any of the operations of its primary investors.

2.     RESENTATION OF FINANCIAL STATEMENTS

       BASIS OF PRESENTATION - These financial statements have been prepared by the Company in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

       GOING CONCERN - The Company's financial statements have been presented on the basis that it is a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. As shown in the financial statements, the Company had no operations during the years ended December 31, 2004 and December 31, 2003. Additionally, as stated in Note 1, the Company currently has no source of generating revenue.

       The Company has been inactive.

       Management intends to identify a business to merge with or acquire, which it believes will be sufficient to provide the Company with the ability to continue in existence.

       USE OF ESTIMATES AND ASSUMPTIONS - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       INCOME TAXES - The Company has adopted Financial Accounting Standards No. 109 ("SFAS 109"), under which the deferred tax is accounted for using the balance sheet liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax basis used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences and deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized. Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same taxation authority and the Company intends to settle its tax assets and liabilities on a net basis.

       As the Company has generated no profit or loss since 1999, there is no deferred taxes or tax expense to be recognized in the accompanying financial statements.

       For income tax purposes, substantially all deductible expenses must be deferred until the Company commences business, and then they may be charged against operations over a 60-month period or permanently capitalized. Since the Company has not generated any expenses since 1999, there is not deferred tax asset, valuation allowance or tax expense to be recognized in the accompanying financial statements. Tax deductible losses, when incurred, can be carried forward for 20 years until utilized. As of December 31, 2004, there is no net operating loss carry forward attributable to the Company.

       EARNINGS (LOSS) PER SHARE - Basic (loss) per common share has been calculated based upon the weighted average number of common shares outstanding during the period in accordance with the Statement of Financial Accounting Standards Statement No. 128, "Earnings per Share
       (EPS)". Because the Company is inactive with no net income, no earnings per share is presented.


4.     RELATED PARTIES

       Related parties includes only shareholders as detailed in Note 1.

5.     COMMITMENTS AND CONTINGENCIES

       POTENTIAL DILUTION AND CHANGE OF CONTROL

       Because of the Company's current status and its concomitant lack of assets or relevant operating history, it is likely that any potential merger or acquisition with another operating business will require substantial dilution of the Company's existing shareholders. There will probably be a change in control of the Company, with the incoming owners of the targeted merger or acquisition candidate taking over control of the Company. Management has not established any guidelines as to the amount of control it will offer to prospective business opportunity candidates, since this issue will depend to a large degree on the economic strength and desirability of each candidate, and correspondent ending relative bargaining power of the parties. However, management will endeavor to negotiate the best possible terms for the benefit of the Company's shareholders as the case arises.

       INCOME TAX RETURNS

       An income tax return for the year ended December 31, 2004 has not been filed for the Company.

6.     SUBSEQUENT EVENTS

       Subsequent to December 31, 2004 the primary shareholder of the Company, Nexgen Holdings, Inc., sold 60% of its holdings to Aurora Capital Group, Ltd and 30% of its holdings to Berlin Capital Investments. The effect of these sales will not affect the financials statements of the Company, only the ownership.

                                         OPTIMUM INTERACTIVE (USA) LTD
                                         (A DEVELOPMENT STAGE COMPANY)
                                               TABLE OF CONTENTS



PART I.     FINANCIAL INFORMATION

Item 1.     Financial Statements (unaudited)

            Balance Sheets - March 31, 2005 and December 31, 2004............F-9

            Statements of Operations - For the Three Months ended
            March 31, 2005 and 2004 with Cumulative Total from Inception to March 31, 2005...............................................F-10

            Statements of Cash Flows - For the Three Months ended
            March 31, 2005 and 2004 with Cumulative Total from Inception to March 31, 2005...............................................F-11

            Statement of Stockholders' Equity- For the Three Months Ended
            March 31, 2005..................................................F-12

            Notes to Consolidated Financial Statements......................F-13


PART I. FINANCIAL INFORMATION

ITEM 1. FINANCIAL STATEMENTS

                                         OPTIMUM INTERACTIVE (USA) LTD
                                         (A DEVELOPMENT STAGE COMPANY)
                                                 BALANCE SHEET
                                  As of March 31, 2005 and December 31, 2004


                                                                            March 31,           December 31,
                                ASSETS                                         2005                 2004
                                ------                                         ----                 ----
                                                                            (Unaudited)
Current assets:
    Cash and cash equivalents...............................             $              0     $              0

       Total current assets.................................                            0                    0

Noncurrent Assets:
    Property, plant and equipment, net......................                            0                    0

Other assets................................................                            0                    0
                                                                         -----------------    -----------------
       Total assets.........................................             $              0     $              0
                                                                         =================    =================

                 LIABILITIES AND STOCKHOLDERS' EQUITY
                 ------------------------------------

Current liabilities:
    Accounts payable and accrued liabilities................             $          1,720     $              0
    Interest payable........................................                            0                    0
    Notes payable to related parties........................                            0                    0
                                                                         -----------------    -----------------
       Total current liabilities............................                            0                    0

Long-term debt, net of current maturities...................                            0                    0

Stockholders' equity:
    Common stock, $0.001 par value per share, 50,000,000
     shares authorized, 9,301,000 outstanding...............                        9,301                9,301
    Additional paid-in capital..............................                      284,450              284,450
    Deficit accumulated during development stage............                     (295,471)            (293,751)
                                                                         -----------------    -----------------
       Total stockholders' equity...........................                       (1,720)                   0
                                                                         -----------------    -----------------
       Total liabilities and stockholders' equity...........             $              0     $              0
                                                                         =================    =================
The accompanying notes are an integral part of these statements.


                                         OPTIMUM INTERACTIVE (USA) LTD
                                         (A DEVELOPMENT STAGE COMPANY)
                                           STATEMENTS OF OPERATIONS
                           For the Three Month Periods Ended March 31, 2005 and 2004
                                                  (Unaudited)


                                                                                         Cumulative
                                                       Three Month Periods Ended         Total from
                                                       -------------------------        Inception to
                                                      March 31,          March 31,        March 31,
                                                        2005               2004             2005
                                                    ------------      ------------      ------------
REVENUES                                            $         0       $         0       $         0

COST OF SALES                                                 0                 0                 0
                                                    ------------      ------------      ------------

                                                              0                 0                 0
Other operating expenses:

    Sales, general and administrative expenses            1,720                 0           295,471
    Other operating expenses                                  0                 0                 0
                                                    ------------      ------------      ------------
Operating income (loss)                                  (1,720)                0          (295,471)

Other income (expense):
    Interest income                                           0                 0                 0
    Interest expense                                          0                 0                 0
    Other income (expense)                                    0                 0                 0
                                                    ------------      ------------      ------------
       Total other income (expense)                           0                 0                 0
                                                    ------------      ------------      ------------

Net loss before income tax                               (1,720)                0          (295,471)

Income tax                                                    0                 0                 0
                                                    ------------      ------------      ------------

Net loss attributable to common stockholders        $    (1,720)      $        (0)      $  (295,471)
                                                    ============      ============      ============

Basic loss per share                                $     (0.00)      $     (0.00)
                                                    ============      ============

Weighted average common shares outstanding            9,301,100         9,301,100
                                                    ============      ============


The accompanying notes are an integral part of these statements.


                                         OPTIMUM INTERACTIVE (USA) LTD
                                         (A DEVELOPMENT STAGE COMPANY)
                                           STATEMENTS OF CASH FLOWS
                         For the Three Month Periods Ended March 31, 2005 and 2004
                                                  (Unaudited)

                                                                                      Cumulative
                                                                                      total from
                                                                                     inception to
                                                       Three months ended March 31,    March 31,
                                                          2005            2004           2005
                                                       ----------      ----------      ----------
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net loss                                           $  (1,720)      $      (0)      $(295,471)
    Adjustments to reconcile net loss to net cash
    used in operating activities:
       Increase in interest payable                            0               0               0
       Increase (decrease) in accounts payable
        and accrued liabilities                            1,720              (0)          1,720
                                                       ----------      ----------      ----------
        Net cash used in operating activities                 (0)             (0)       (293,751)

CASH FLOWS FROM INVESTING ACTIVITIES:
                                                               0               0               0
                                                       ----------      ----------      ----------
       Net cash used in investing activities                  (0)             (0)             (0)

CASH FLOWS FROM FINANCING ACTIVITIES:
    Proceeds from short-term debt                              0               0               0
    Repayments of short-term debt                             (0)             (0)             (0)
    Proceeds from sale of common stock, net                    0               0         293,751
                                                       ----------      ----------      ----------
       Net cash provided by financing activities               0               0         293,751

Increase (decrease) in cash and cash equivalents       $      (0)      $       0       $       0

Cash and cash equivalents, beginning of period                 0               0               0
                                                       ----------      ----------      ----------

Cash and cash equivalents, end of period               $       0       $       0       $       0
                                                       ==========      ==========      ==========

SUPPLEMENTAL CASH FLOW DISCLOSURES:
     Cash paid for income taxes                        $       0       $       0       $       0
                                                       ==========      ==========      ==========
     Cash paid for interest                            $       0       $       0       $       0
                                                       ==========      ==========      ==========

                       The accompanying notes are an integral part of these statements.


                                                   OPTIMUM INTERACTIVE (USA) LTD
                                                   (A DEVELOPMENT STAGE COMPANY)
                                                STATEMENTS OF STOCKHOLDERS' EQUITY
                                             For the Three Months Ended March 31, 2005
                                                            (Unaudited)

                                                                         ADDITIONAL
                                                  COMMON STOCK            PAID-IN        RETAINED
                                              SHARES        AMOUNT        CAPITAL         DEFICIT          TOTAL
                                              ------        ------        -------         -------          -----
                                            ( 000'S)
   Balance May 20, 1996 ............*              0      $       0      $       0               0       $      0

Initial capital contribution........*          9,000          9,000        134,201             (0)        143,201

Stock issued in private placement,
   net of offering costs ...........*            301            301        150,249             (0)        150,550

Net loss ........ ............... ..*             --              0              0        (293,751)      (293,751)
                                           ----------     ----------     ----------      ----------     ----------

   Balance December 31, 1996........*          9,301      $   9,301      $ 284,450        (293,751)     $       0
                                           ==========     ==========     ==========      ==========     ==========
Net loss ...........................*             --             --             --             (0)             (0)
                                           ----------     ----------     ----------      ----------     ----------

   Balance December 31, 1997........*          9,301      $   9,301      $ 284,450        (293,751)     $       0
                                           ==========     ==========     ==========      ==========     ==========

Net loss ...........................*             --             --             --             (0)             (0)
                                           ----------     ----------     ----------      ----------     ----------

   Balance December 31, 1998........*          9,301      $   9,301      $ 284,450        (293,751)     $       0
                                           ==========     ==========     ==========      ==========     ==========

Net loss ...........................*             --             --             --             (0)             (0)
                                           ----------     ----------     ----------      ----------     ----------

   Balance December 31, 1999........*          9,301      $   9,301      $ 284,450        (293,751)     $       0
                                           ==========     ==========     ==========      ==========     ==========

Net loss ...........................*             --             --             --             (0)             (0)
                                           ----------     ----------     ----------      ----------     ----------

   Balance December 31, 2000........*          9,301      $   9,301      $ 284,450        (293,751)     $       0
                                           ==========     ==========     ==========      ==========     ==========

Net loss ............................             --             --             --             (0)             (0)
                                           ----------     ----------     ----------      ----------     ----------

   Balance December 31, 2001 ........          9,301      $   9,301      $ 284,450        (293,751)     $       0
                                           ==========     ==========     ==========      ==========     ==========

Net loss ............................             --             --             --             (0)             (0)
                                           ----------     ----------     ----------      ----------     ----------

   Balance December 31, 2002 ........          9,301      $   9,301      $ 284,450        (293,751)     $       0
                                           ==========     ==========     ==========      ==========     ==========

Net loss ............................             --             --             --             (0)             (0)
                                           ----------     ----------     ----------      ----------     ----------

   Balance December 31, 2003 ........          9,301      $   9,301      $ 284,450        (293,751)     $       0
                                           ==========     ==========     ==========      ==========     ==========

Net loss ............................             --             --             --          (1,720)     $  (1,720)
                                           ----------     ----------     ----------      ----------     ----------

   Balance December 31, 2004 ........          9,301      $   9,301      $ 284,450        (295,471)     $  (1,720)
                                           ==========     ==========     ==========      ==========     ==========


   * yearly amounts unaudited

                           The accompanying notes are an integral part of the financial statements

                          OPTIMUM INTERACTIVE (USA) LTD
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 MARCH 31, 2005
                                   (Unaudited)

NOTE 1 -BASIS OF PRESENTATION
-----------------------------

The financial statements of the Company included herein have been prepared by the Company without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. They reflect all adjustments which are, in the opinion of management, necessary for a fair presentation of the financial position and results of operations for the interim periods, on a basis consistent with the annual audited financial statements. All such adjustments are of a normal recurring nature. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States have been condensed or omitted pursuant to such rules and regulations. However, the Company believes that the disclosures contained herein are adequate to make the information presented not misleading. The balance sheet at December 31, 2004 is derived from the December 31, 2004 audited financial statements. These interim financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Company's December 31, 2004 annual report on Form 10-KSB. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

NOTE 2- GOING CONCERN
---------------------

The Company is a development stage company and has been inactive through December 31, 2004. Company management is currently seeing a new business to acquire or merge. The ability of the Company to meet its obligations is dependent on being able to successfully acquire a new business activity.

The Company's financial statements have been presented on the basis that it is a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. Management intends to identify a business to merge with or acquire, which it believes will be sufficient to provide the Company with the ability to continue in existence.


NOTE 3-STOCKHOLDERS' EQUITY
---------------------------

The At December 31, 2004, 96% of the Company is owned by Nexgen Holding, Inc. On April 25, 2005, Nexgen Holdings, Inc. sold 60% of its holdings to Aurora Capital Group, Ltd and 30% of its holdings to Berlin Capital Investments. These financial statements do not include any of the operations of its primary investors.


NOTE 4-LOSS PER COMMON SHARE

Basic net loss per common share is calculated by dividing the net loss attributable to common stockholders by the weighted-average number of common shares outstanding during the period.

NOTE 5-INCOME TAXES
-------------------

The Company has adopted Financial Accounting Standards No. 109 ("SFAS 109"), under which the deferred tax is accounted for using the balance sheet liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax basis used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences and deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized. Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same taxation authority and the Company intends to settle its tax assets and liabilities on a net basis.

As the Company has generated no profit or loss since 1999, there are no deferred tax assets or liabilities or tax expense to be recognized in the accompanying financial statements.

For income tax purposes, substantially all deductible expenses must be deferred until the Company commences business, and then they may be charged against operations over a 60-month period or permanently capitalized. Since the Company has not generated any expenses since 1999, there is not a deferred tax asset, valuation allowance or tax expense recognized in the accompanying financial statements for the period ended December 31, 2004. Tax deductible losses, when incurred, can be carried forward for 20 years until utilized. As of December 31, 2004, there is no net operating loss carry forward attributable to the Company.

Deferred tax asset of $258 generated by the expenses incurred for the three months ended March 31, 2005 is fully reserved by a valuation allowance based on the uncertainty of the Company's ability to recognize a profit and therefore realize the asset in the future.

NOTE 6- COMMITMENTS AND CONTINGENCIES
-------------------------------------

POTENTIAL DILUTION AND CHANGE OF CONTROL

Because of the Company's current status and its concomitant lack of assets or relevant operating history, it is likely that any potential merger or acquisition with another operating business will require substantial dilution of the Company's existing shareholders. There will probably be a change in control of the Company, with the incoming owners of the targeted merger or acquisition candidate taking over control of the Company. Management has not established any guidelines as to the amount of control it will offer to prospective business opportunity candidates, since this issue will depend to a large degree on the economic strength and desirability of each candidate, and correspondent ending relative bargaining power of the parties. However, management will endeavor to negotiate the best possible terms for the benefit of the Company's shareholders as the case arises.

INCOME TAX RETURNS

An income tax return for the year ended December 31, 2004 has not been filed for the Company.


NOTE 7-SUBSEQUENT EVENTS
------------------------

Subsequent to March 31, 2005 the primary shareholder of the Company, Nexgen Holdings, Inc., sold 60% of its holdings to Aurora Capital Group, Ltd and 30% of its holdings to Berlin Capital Investments. The effect of these sales will not affect the financials statements of the Company, only the ownership.

                          OPTIMUM INTERACTIVE (USA) LTD
                          (A DEVELOPMENT STAGE COMPANY)
                                TABLE OF CONTENTS



PART I.     FINANCIAL INFORMATION

Item 1.     Financial Statements (unaudited)

            Balance Sheets - June 30, 2005 and December 31, 2004............F-17

            Statements of Operations - For the Three Months ended
            June 30, 2005 and 2004..........................................F-18

            Statements of Operations - For the Six Months ended June 30, 2005 and 2004 with Cumulative Total from Inception to June 30, 2005..F-19

            Statements of Cash Flows - For the Six Months ended June 30, 2005 and 2004 with Cumulative Total from Inception to June 30, 2005..F-20

            Statement of Stockholders' Equity- For the Six Months Ended
            June 30, 2005...................................................F-21

            Notes to Consolidated Financial Statements......................F-22



PART I. FINANCIAL INFORMATION

ITEM 1. FINANCIAL STATEMENTS

                                              OPTIMUM INTERACTIVE (USA) LTD
                                              (A DEVELOPMENT STAGE COMPANY)
                                                      BALANCE SHEET
                                        As of June 30, 2005 and December 31, 2004


                                                                             June 30,           December 31,
                                ASSETS                                         2005                 2004
                                ------                                         ----                 ----
                                                                            (Unaudited)

Current assets:
    Cash and cash equivalents...............................             $          1,500     $              0
                                                                         -----------------    -----------------
       Total current assets.................................                            0                    0

Noncurrent Assets:
    Property, plant and equipment, net......................                            0                    0

Other assets................................................                            0                    0
                                                                         -----------------    -----------------
       Total assets.........................................             $          1,500     $              0
                                                                         =================    =================

                 LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
    Accounts payable and accrued liabilities................             $          2,140     $              0
    Interest payable........................................                           17                    0
    Notes payable to related parties........................                        2,000                    0
                                                                         -----------------    -----------------
       Total current liabilities............................                        4,157                    0

Long-term debt, net of current maturities...................                            0                    0

Stockholders' equity:
    Common stock, $0.001 par value per share, 50,000,000
     shares authorized, 9,301,000 outstanding...............                        9,301                9,301
    Additional paid-in capital..............................                      284,450              284,450
    Deficit accumulated during development stage............                     (296,408)            (293,751)
                                                                         -----------------    -----------------
       Total stockholders' equity...........................                       (2,657)                   0
                                                                         -----------------    -----------------
       Total liabilities and stockholders' equity...........             $          1,500     $              0
                                                                         =================    =================
The accompanying notes are an integral part of these statements.



                          OPTIMUM INTERACTIVE (USA) LTD
                          (A DEVELOPMENT STAGE COMPANY)
                            STATEMENTS OF OPERATIONS
            For the Three Month Periods Ended June 30, 2005 and 2004
                                   (Unaudited)



                                                      Three Month Periods Ended
                                                      -------------------------
                                                      June 30,           June 30,
                                                        2005               2004
                                                        ----               ----
REVENUES .....................................      $         0       $         0

COST OF SALES ................................                0                 0
                                                    ------------      ------------
                                                              0                 0

Other operating expenses:
    Sales, general and administrative expenses              920                 0
    Other operating expenses .................                0                 0
                                                    ------------      ------------

Operating income (loss) ......................             (920)                0

Other income (expense):
    Interest income ..........................                0                 0
    Interest expense .........................              (17)                0
    Other income (expense) ...................                0                 0
                                                    ------------      ------------
       Total other income (expense) ..........                0                 0
                                                    ------------      ------------

Net loss before income tax ...................             (937)                0

Income tax ...................................                0                 0
                                                    ------------      ------------

Net loss attributable to common stockholders .      $      (937)      $        (0)
                                                    ============      ============

Basic loss per share .........................      $     (0.00)      $     (0.00)
                                                    ============      ============

Weighted average common shares outstanding ...        9,301,100         9,301,100
                                                    ============      ============


The accompanying notes are an integral part of these statements.


                                         OPTIMUM INTERACTIVE (USA) LTD
                                         (A DEVELOPMENT STAGE COMPANY)
                                           STATEMENTS OF OPERATIONS
                            For the Six Month Periods Ended June 30, 2005 and 2004
                                                  (Unaudited)


                                                                                          Cumulative
                                                       Six Month Periods Ended            Total from
                                                       -----------------------           Inception to
                                                      June 30,           June 30,           June 30,
                                                        2005               2004               2005
                                                        ----               ----               ----
REVENUES .....................................      $         0       $         0       $         0

COST OF SALES ................................                0                 0                 0
                                                    ------------      ------------      ------------
                                                              0                 0                 0

Other operating expenses:
    Sales, general and administrative expenses            2,640                 0           296,391
    Other operating expenses .................                0                 0                 0
                                                    ------------      ------------      ------------

Operating income (loss) ......................           (2,640)                0          (296,391)

Other income (expense):
    Interest income ..........................                0                 0                 0
    Interest expense .........................              (17)                0               (17)
    Other income (expense) ...................                0                 0                 0
                                                    ------------      ------------      ------------
       Total other income (expense) ..........                0                 0                 0
                                                    ------------      ------------      ------------

Net loss before income tax ...................           (2,657)                0          (296,408)

Income tax ...................................                0                 0                 0
                                                    ------------      ------------      ------------

Net loss attributable to common stockholders .      $    (2,657)      $        (0)      $  (296,408)
                                                    ============      ============      ============
Basic loss per share .........................      $     (0.00)      $     (0.00)
                                                    ============      ============

Weighted average common shares outstanding ...        9,301,100         9,301,100
                                                    ============      ============



The accompanying notes are an integral part of these statements.


                                         OPTIMUM INTERACTIVE (USA) LTD
                                         (A DEVELOPMENT STAGE COMPANY)
                                           STATEMENTS OF CASH FLOWS
                              For the Six Month Periods Ended June 30, 2005 and 2004
                                                  (Unaudited)

                                                                                            Cumulative
                                                                                            total from
                                                                                           inception to
                                                             Six months ended June 30,       June 30,
                                                               2005             2004           2005
                                                               ----             ----           ----

CASH FLOWS FROM OPERATING ACTIVITIES:
    Net loss .........................................      $  (2,657)      $      (0)      $(296,408)
    Adjustments to reconcile net loss to net cash used
    in operating activities:
       Increase in interest payable ..................             17               0              17
       Increase (decrease) in accounts payable
        and accrued liabilities ......................          2,140              (0)          2,140
                                                            ----------      ----------      ----------
        Net cash used in operating activities ........           (500)             (0)       (294,251)

CASH FLOWS FROM INVESTING ACTIVITIES:

                                                                    0               0               0
                                                            ----------      ----------      ----------
       Net cash used in investing activities .........             (0)             (0)             (0)

CASH FLOWS FROM FINANCING ACTIVITIES:
    Proceeds from notes payable to related party .....          2,000               0           2,000
    Repayments of short-term debt ....................             (0)             (0)             (0)
    Proceeds from sale of common stock, net ..........              0               0         293,751
                                                            ----------      ----------      ----------
       Net cash provided by financing activities .....          2,000               0         295,751

Increase (decrease) in cash and cash equivalents .....      $   1,500       $       0       $   1,500

Cash and cash equivalents, beginning of period .......              0               0               0
                                                            ----------      ----------      ----------

Cash and cash equivalents, end of period .............      $   1,500       $       0       $   1,500
                                                            ==========      ==========      ==========
SUPPLEMENTAL CASH FLOW DISCLOSURES:
     Cash paid for income taxes ......................      $       0       $       0       $       0
                                                            ==========      ==========      ==========
     Cash paid for interest ..........................      $       0       $       0       $       0
                                                            ==========      ==========      ==========


                       The accompanying notes are an integral part of these statements.


                                         OPTIMUM INTERACTIVE (USA) LTD
                                         (A DEVELOPMENT STAGE COMPANY)
                                      STATEMENTS OF STOCKHOLDERS' EQUITY
                                   For the Six Months Ended June 30, 2005
                                                  (Unaudited)
                                                                         ADDITIONAL
                                                  COMMON STOCK            PAID-IN        RETAINED
                                              SHARES        AMOUNT        CAPITAL         DEFICIT          TOTAL
                                              ------        ------        -------         -------          -----
                                            ( 000'S)
   Balance May 20, 1996 ............*              0      $       0      $       0               0       $      0

Initial capital contribution........*          9,000          9,000        134,201             (0)        143,201

Stock issued in private placement,
   net of offering costs ...........*            301            301        150,249             (0)        150,550

Net loss ........ ............... ..*             --              0              0        (293,751)      (293,751)
                                           ----------     ----------     ----------      ----------     ----------

   Balance December 31, 1996........*          9,301      $   9,301      $ 284,450        (293,751)     $       0
                                           ==========     ==========     ==========      ==========     ==========
Net loss ...........................*             --             --             --             (0)             (0)
                                           ----------     ----------     ----------      ----------     ----------

   Balance December 31, 1997........*          9,301      $   9,301      $ 284,450        (293,751)     $       0
                                           ==========     ==========     ==========      ==========     ==========

Net loss ...........................*             --             --             --             (0)             (0)
                                           ----------     ----------     ----------      ----------     ----------

   Balance December 31, 1998........*          9,301      $   9,301      $ 284,450        (293,751)     $       0
                                           ==========     ==========     ==========      ==========     ==========

Net loss ...........................*             --             --             --             (0)             (0)
                                           ----------     ----------     ----------      ----------     ----------

   Balance December 31, 1999........*          9,301      $   9,301      $ 284,450        (293,751)     $       0
                                           ==========     ==========     ==========      ==========     ==========

Net loss ...........................*             --             --             --             (0)             (0)
                                           ----------     ----------     ----------      ----------     ----------

   Balance December 31, 2000........*          9,301      $   9,301      $ 284,450        (293,751)     $       0
                                           ==========     ==========     ==========      ==========     ==========

Net loss ............................             --             --             --             (0)             (0)
                                           ----------     ----------     ----------      ----------     ----------

   Balance December 31, 2001 ........          9,301      $   9,301      $ 284,450        (293,751)     $       0
                                           ==========     ==========     ==========      ==========     ==========

Net loss ............................             --             --             --             (0)             (0)
                                           ----------     ----------     ----------      ----------     ----------

   Balance December 31, 2002 ........          9,301      $   9,301      $ 284,450        (293,751)     $       0
                                           ==========     ==========     ==========      ==========     ==========

Net loss ............................             --             --             --             (0)             (0)
                                           ----------     ----------     ----------      ----------     ----------

   Balance December 31, 2003 ........          9,301      $   9,301      $ 284,450        (293,751)     $       0
                                           ==========     ==========     ==========      ==========     ==========

Net loss ............................             --             --             --          (2,657)     $  (2,657)
                                           ----------     ----------     ----------      ----------     ----------

   Balance December 31, 2004 ........          9,301      $   9,301      $ 284,450        (296,408)     $  (2,657)
                                           ==========     ==========     ==========      ==========     ==========


   * yearly amounts unaudited

                           The accompanying notes are an integral part of the financial statements

                          OPTIMUM INTERACTIVE (USA) LTD
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  JUNE 30, 2005
                                   (Unaudited)

NOTE 1 -BASIS OF PRESENTATION
-----------------------------

The financial statements of the Company included herein have been prepared by the Company without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. They reflect all adjustments which are, in the opinion of management, necessary for a fair presentation of the financial position and results of operations for the interim periods, on a basis consistent with the annual audited financial statements. All such adjustments are of a normal recurring nature. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States have been condensed or omitted pursuant to such rules and regulations. However, the Company believes that the disclosures contained herein are adequate to make the information presented not misleading. The balance sheet at December 31, 2004 is derived from the December 31, 2004 audited financial statements. These interim financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Company's December 31, 2004 annual report on Form 10-KSB. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

NOTE 2- GOING CONCERN
---------------------

The Company is a development stage company and has been inactive through December 31, 2004. Company management is currently seeing a new business to acquire or merge. The ability of the Company to meet its obligations is dependent on being able to successfully acquire a new business activity.

The Company's financial statements have been presented on the basis that it is a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. Management intends to identify a business to merge with or acquire, which it believes will be sufficient to provide the Company with the ability to continue in existence.


NOTE 3-STOCKHOLDERS' EQUITY
---------------------------

At December 31, 2004, 96% of the Company is owned by Nexgen Holding, Inc. On April 25, 2005, Nexgen Holdings, Inc. sold 60% of its holdings to Aurora Capital Group, Ltd and 30% of its holdings to Berlin Capital Investments. The effect of these sales does not affect the financials statements of the Company, only the ownership. These financial statements do not include any of the operations of its primary investors.

NOTE 4-LOSS PER COMMON SHARE
----------------------------

Basic net loss per common share is calculated by dividing the net loss attributable to common stockholders by the weighted-average number of common shares outstanding during the period.

NOTE 5-INCOME TAXES
-------------------

The Company has adopted Financial Accounting Standards No. 109 ("SFAS 109"), under which the deferred tax is accounted for using the balance sheet liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax basis used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences and deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized. Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same taxation authority and the Company intends to settle its tax assets and liabilities on a net basis.

As the Company has generated no profit or loss since 1999, there are no deferred tax assets or liabilities or tax expense to be recognized in the accompanying financial statements.

For income tax purposes, substantially all deductible expenses must be deferred until the Company commences business, and then they may be charged against operations over a 60-month period or permanently capitalized. Since the Company has not generated any expenses since 1999, there is not a deferred tax asset, valuation allowance or tax expense recognized in the accompanying financial statements for the period ended December 31, 2004. Tax deductible losses, when incurred, can be carried forward for 20 years until utilized. As of December 31, 2004, there is no net operating loss carry forward attributable to the Company.

Deferred tax asset of $399 generated by the expenses incurred for the six months ended June 30, 2005 is fully reserved by a valuation allowance based on the uncertainty of the Company's ability to recognize a profit and therefore realize the asset in the future.

NOTE 6- NOTES PAYABLE TO RELATED PARTIES
----------------------------------------

Notes payable to related parties consists of the following:

                                               JUNE 30,          DECEMBER 31,
                                                 2005                2004
                                                 ----                ----
                                              (Unaudited)

Note payable majority shareholder........             2,000                  0
Less current maturities..................            (2,000)                 0
                                             ---------------    ---------------
    Long-term debt                           $            0     $            0
                                             ===============    ===============

On May 20, 2005, the majority shareholder issued a note payable to the Company for a principle amount of $2,000 with monthly payments of $0, including interest at 10.00% per year, maturing, May 20, 2006. The note is unsecured.

NOTE 7- COMMITMENTS AND CONTINGENCIES
-------------------------------------

POTENTIAL DILUTION AND CHANGE OF CONTROL

Because of the Company's current status and its concomitant lack of assets or relevant operating history, it is likely that any potential merger or acquisition with another operating business will require substantial dilution of the Company's existing shareholders. There will probably be a change in control of the Company, with the incoming owners of the targeted merger or acquisition candidate taking over control of the Company. Management has not established any guidelines as to the amount of control it will offer to prospective business opportunity candidates, since this issue will depend to a large degree on the economic strength and desirability of each candidate, and correspondent ending relative bargaining power of the parties. However, management will endeavor to negotiate the best possible terms for the benefit of the Company's shareholders as the case arises.

INCOME TAX RETURNS

An income tax return for the year ended December 31, 2004 has not been filed for the Company.

PART III

ITEM 1.           INDEX TO EXHIBITS

Exhibit No.       Exhibit Name
-----------       ------------
3.1.1    Articles of Incorporation in Colorado dated May 20, 1996
3.1.2    Amendment of Articles of Incorporation dated May 26, 1996
3.2      Bylaws
4        Text of stock certificate for common stock

SIGNATURES

Pursuant to the requirements of Section 13 or 15 (d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 OPTIMUM INTERACTIVE (USA) LTD.

Date:  October 26, 2005                          /s/ Moshin Mordechai
                                                 ------------------------
                                                 Moshin Mordechai
                                                 President

                                       16